UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 21, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Acquisition of Dope Media, Inc.

On September 21, 2018, Hightimes Holding Corp., a Delaware corporation (“Hightimes”) and Wilshire & Veteran Media Corp., a Delaware corporation (the “Buyer”) which is a newly formed acquisition subsidiary of Hightimes, entered into an agreement with DOPE Media, Inc., a Delaware corporation (“DOPE”), to acquire substantially all of the assets and business of DOPE. The assets will include all inventory, contracts and contract rights, accounts receivable, intellectual property and employees. At Closing the Buyer will assume certain scheduled operating liabilities of DOPE.

In addition to the assumed liabilities, the purchase price for the DOPE assets and business is $11,200,420, of which $10,000,420 is payable in the form of 909,129 shares of Hightimes Class A common stock, valued at $11.00 per share (the initial per share offering price in Hightimes’ current Regulation A+ public offering), $1,000,000 paid in cash and $200,000 payable in cash ten days after completion of such Regulation A+ public offering.

On the date of execution of the asset purchase agreement with DOPE, Trans-High Corporation, a wholly-owned subsidiary of Hightimes, made a $1,000,000 secured loan to DOPE to retire certain secured debt of DOPE and provide working capital to the seller. At closing, the Buyer will assume the $1,000,000 note of DOPE to Trans-High which will be deemed part of the purchase price. The $1,000,000 was obtained by virtue of an increase in the existing senior secured credit facility of Hightimes and its subsidiaries with ExWorks Capital Fund I, L.P. (“ExWorks”). After giving effect to a $1,200,000 payment of a bridge loan previously provided by ExWorks and the additional $1,000,000 advance, an aggregate of $14,000,000 is currently owed by Hightimes and all of its direct and indirect subsidiaries, as borrowers, to ExWorks.

Subject only to completion of certain closing documents, including employment agreements with certain key executives of DOPE, including George Jage, its CEO, consummation of the acquisition of the DOPE assets is scheduled to occur on or before September 28, 2018.

Dope Media owns and operates a consumer media platform delivering content through print, web, social media and live events relating to the cannabis industry in jurisdictions where the growing and sale of cannabis is legal. The publication offers both national and regional coverage, issuing two versions in both California and Washington, as well as in state-wide versions in Oregon, Nevada, Colorado and Arizona.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	September 26, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Asset Purchase Agreement, dated September 21, 2018, among Hightimes Holding Corp., Wilshire & Veteran Media Corp., Dope Media, Inc. and DM Holdings Group LLC.

6.2	$1,000,000 secured note from Dope Media, Inc. to Trans-High Corporation.

6.3	Amendment 6 to Loan and Security Agreement among ExWorks Capital Fund I, L.P., as lender and Hightimes Holding Corp. and its subsidiaries, as borrowers.

15.1	Hightimes Holding Corp. press release dated September 26, 2018.

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